SEC FILE NUMBER 1-10204
CUSIP NUMBER 125902-10-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b−25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10−K ☐ Form 20−F    ☐ Form 11−K    ☒ Form 10−Q    ☐ Form 10−D ☐ Form N−SAR ☐ Form N−CSR

For Period Ended: November 10, 2012

☐ Transition Report on Form 10−K
☐ Transition Report on Form 20−F
☐ Transition Report on Form 11−K
☐ Transition Report on Form 10−Q
☐ Transition Report on Form N−SAR

For the Transition Period Ended:__________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CPI CORP.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1706 Washington Ave.
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63103
City, State and Zip Code

PART II — RULES 12b−25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b−25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi−annual report, transition report on Form 10−K, Form 20−F, Form 11−K, Form N−SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10−Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b−25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10−K, 20−F, 11−K, 10−Q, 10-D, N−SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CPI Corp. (the "Registrant", "Company" or "we") was not able, without unreasonable effort and expense, to complete the preparation of its quarterly report on Form 10-Q for the period ended November 10, 2012 due to its accounting for certain premises subject to operating leases. The Company has identified an error in its accounting records that resulted from the closure of thirteen (13) studio locations during the first 40 weeks of fiscal year 2012; the result of which was an understatement of Other charges. Management is currently evaluating the financial reporting implications and determining if a material weakness existed.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dale Heins	(314)	231-1575
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal 2012 third quarter, the Registrant plans to report net sales of approximately $70 million, which is a 26% decrease from the prior year period, and net losses in excess of $20 million. Results of operations in the period were significantly affected by comparable store sales declines, impairments and certain other charges. The Company has experienced sizable decreases in results of operations and operating cash flows over the past year, which has resulted in significant liquidity challenges for the Company.

Since late in fiscal 2011, the Company has had on-going discussions with its lenders to obtain covenant compliance waivers to cure defaults under its Credit Agreement as well as increases to the available borrowing capacity. These discussions have resulted in a number of amendments to the Credit Agreement, the most significant of which is an acceleration of the Credit Agreement's maturity date to December 31, 2012 and the Company's engagement of an Investment Bank to solicit offers for a sale transaction involving the Company.

As of November 10, 2012, the Company was not in compliance with the Minimum Period Cumulative EBITDAR covenant under its Credit Agreement, as amended. Since that time, the Company has also fallen out of compliance with several additional covenants. Including certain reporting covenants, the Company is currently non-compliant with the following:

Description	Covenant Requirement	Company Actual
Revolving Commitment Limit on and after December 1, 2012	$88.5 million	$90.0 million
Revolving Commitment Limit on and after December 10, 2012	$83.5 million	$90.0 million
Minimum Period Cumulative EBITDAR for the period October 14, 2012 to November 10, 2012	$849,000	($2.0 million)
Minimum Weekly Cumulative Gross Sales Revenue for the period December 2, 2012 to December 8, 2012 (PMPS and SPS only)	$145,000	$144,000
Minimum Weekly Cumulative Gross Sales Revenue for the period December 9, 2012 to December 15, 2012 (PMPS and SPS only)	$154,000	$153,000

The Company is in active discussions with the lenders to secure both a short-term covenant compliance waiver to cure the existing defaults, as well as further amendments to the Credit Agreement to avoid subsequent defaults and allow sufficient time to sell the Company. There can be no assurances that the lenders will grant such waivers or amendments on commercially reasonable terms, if at all.

The Credit Agreement and amounts owed thereunder are due December 31, 2012 and the Company does not have sufficient resources to repay amounts as they become due. If the Company is unable to secure these additional amendments to the Credit Agreement, the Company may be forced into an orderly liquidation or bankruptcy. The outcome of restructuring and sale initiatives required by the Credit Agreement, as amended, is uncertain and involves matters that are outside of the Company's control.

The Company's interim financial information has been prepared assuming that it will continue as a going concern; however, the conditions noted above raise substantial doubt about the Company's ability to do so. The interim financial information does not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of and classification of liabilities that may result should the Company be unable to continue as a going concern.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties.  The Company identifies forward-looking statements by using words such as “preliminary,” “plan,” “expect,” “looking ahead,” “anticipate,” “estimate,” “believe,” “should,” “intend” and other similar expressions.  Management wishes to caution the reader that these forward-looking statements, such as the Company’s outlook with respect to its significant liquidity challenges and ability to continue as a going concern, portrait studios, net income, future cash requirements, cost savings, compliance with debt covenants, valuation allowances, reserves for charges and impairments, capital expenditures and other similar statements, are only predictions or expectations; actual events or results may differ materially as a result of risks facing the Company.

Such risks include, but are not limited to: the Company's ability to operate as a going concern, the Company's ability to sell or refinance its indebtedness prior to the expiration of its Credit Agreement, the Company's need for additional liquidity, declining sales trends in the Company's business, the Company's dependence on Walmart, Sears and Toys “R” Us, the approval of the Company’s business practices and operations by Walmart, Sears and Toys “R” Us, the termination, breach, limitation or increase of the Company's expenses by Walmart under the lease and license agreements and Sears and Toys “R” Us under the license agreements, the Company's ability to comply with its debt covenants under its Credit Agreement, as amended, restrictions on the Company’s business imposed by agreements governing its debt, the Company's ability to generate sufficient cash flow or raise additional capital to cover its operating expenses, the inability of the Company to pay dividends, customer demand for the Company's products and services, the economic recession and resulting decrease in consumer spending, manufacturing interruptions, dependence on certain suppliers, competition, dependence on key personnel, fluctuations in operating results, a significant increase in piracy of the Company's photographs, widespread equipment failure, implementation of marketing and operating strategies, outcome of litigation and other claims, impact of declines in global equity markets to the pension plan, impact of foreign currency translation and the limited trading market of its stock and other risks as may be described in the Company’s filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended February 4, 2012, as originally filed on May 7, 2012.

The risks described above do not include events that the Company does not currently anticipate or that it currently deems immaterial, which may also affect its results of operations and financial condition.  A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled “Risk Factors” included in the Company’s 2011 Annual Report on Form 10-K for the fiscal year ended February 4, 2012, as originally filed on May 7, 2012, with the Securities and Exchange Commission, and in Item 1A in Part II below.  The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CPI CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2012	By: /s/ Dale Heins
Dale Heins
Executive Vice President, Finance, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).